HEADFARM, LLC
STATEMENT OF CASH FLOW
For the Period February 22, 2023 (Inception) to December 31, 2023

Cash flows from operating activities:

Net loss	$	(1,190,597)
Adjustment to reconcile net loss to net cash used in operating		
Equity-based compensation		1,170,000
Changes in operating assets and liabilities:		
Accounts payable		100
Accrued interest payable		533
Net cash used in operating activities		(19,964)

Cash flows from investing activities:

	-
Net cash used in investing activities	-

Cash flows from financing activities:

Proceeds from note payable	20,000
Net cash provided by financing activities	20,000

Net cash increase for period		36
Cash at the beginning of the period		-
Cash at the end of the year	$	36

Supplemental disclosure of cash flow information:

Cash paid for taxes	$	-
Cash paid for interest	$	-